UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 26, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with the article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and the article 2 of the CVM Instruction n. 358/2002, as amended (“ICVM 358/2002”), hereby informs its shareholders and the market in general that, on this date, the Board of Directors of the Company, among other matters, approved the signing of the Protocol and Justification (“Protocol”) between Fibria, Suzano Papel e Celulose S.A. (“ Suzano”) and Eucalipto Holding S.A. (“Holding”), which establishes the terms and conditions of the corporate reorganization that will allow the combination of operations and shareholding bases of Suzano and Fibria, object of the Voting Agreement and Other Obligations, entered into on March 15, 2018 and disclosed through the Company’s Relevant Fact on March 16, 2018 (“Transaction”). The Transaction, the consummation of which shall remain subject to usual conditions already disclosed, including the approval by the certain antitrust authorities in Brazil and abroad, shall be submitted to the approval of the Company’s shareholders at the Extraordinary General Shareholders Meeting to be duly convened and held.

The Protocol, as well as its annexes, will be available to the Company’s shareholders, from the date hereof, at the Company’s headquarters, at the Company’s website (ir.fibria.com.br), as well as in the websites of the Brazilian Securities Comission ( http://www.cvm.gov.br/subportal_ingles/index.html) and of B3 SA - Brasil, Bolsa, Balcão ( http://www.b3.com.br/en_us).

The Company’s management is taking the necessary steps to obtain prior approvals that, under the terms of financial instruments and the issuance of debts signed by the Company, are necessary for the execution of the Transaction without causing the anticipated maturity of the respective debts.

Further disclosures of information to the market will be made in due course under the applicable law.

Fibria reinforces its commitment to transparency to its shareholders and investors.

São Paulo, July 26, 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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